Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included as Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K to which this Operating and Financial Review and Prospects is attached, or the Form 6-K. The discussion below contains forward-looking statements (within the meaning of the United States federal securities laws) that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties, including those identified in “Forward-looking Statements and Factors that May Affect Future Results of Operations”, below, as well in the “Risk Factors” in Item 3.D of our Annual Report on Form 20-F for the year ended December 31, 2015, or our 2015 Annual Report.

Overview of Business and Trend Information

We are a leading global provider of additive manufacturing, or AM, solutions for the creation of parts used in the processes of designing and manufacturing products and for the direct manufacture of end parts.

We have been at the forefront of 3D printing innovation for more than 25 years. We offer a broad mix of technologies, deep industry expertise and the most flexible implementation options to meet our customers’ needs. We offer complete solutions for 3D printing, including printing systems, consumables, paid parts and professional services, and 3D content.

Our 3D printers include systems ranging from entry-level desktop 3D printers to systems for rapid prototyping, or RP, and large production systems for direct digital manufacturing, or DDM. We also develop, manufacture and sell materials for use with our systems and provide related services offerings. We offer a powerful range of additive manufacturing materials, including clear, rubberlike and biocompatible photopolymers, and tough high-performance thermoplastics. We believe that the range of 3D printing consumable materials that we offer, consisting of 14 Fused Deposition Modeling, or FDM, cartridge-based materials, 25 Polyjet cartridge-based materials, five Smooth Curvature Printing, or SCP, inkjet-based materials and 158 non-color digital materials, and over 1,500 color variations, is the widest in the industry. Our service offerings include Stratasys Direct Manufacturing, or SDM, printed parts services which offers AM capabilities encompassing a wide range of technologies allowing for plastic and metal parts for rapid prototyping and production processes, as well as related professional services.

We conduct our business globally and provide products and services to our global customer base through our main operational facilities which are located in Israel, the United States, Germany and Hong Kong as well through our offices in China, Italy, Brazil, India, Japan, Korea and Singapore. Our extensive global reach is well-positioned through a network of more than 200 resellers and selling agents around the world and an online channel. We have more than 2,500 employees and hold more than 800 granted or pending additive manufacturing patents globally.

We may make investments in strategic acquisitions, strategic alliances, property, plant and equipment, new technologies, process improvements, information technology, research and development projects, and human resource activities that we believe will help us pursue our product and solutions strategies and support future growth.

Summary of Financial Results

Our unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, or GAAP. In the opinion of our management, all adjustments considered necessary for a fair statement of the unaudited condensed consolidated financial statements have been included herein and are of a normal recurring nature. The following discussion compares the actual results, on a GAAP basis, for the three and six months ended June 30, 2016 with the corresponding periods in 2015.

Results of Operations

Comparison of Three Months Ended June 30, 2016 to Three Months Ended June 30, 2015

The following table sets forth certain statement of operations data for the periods indicated:

	Three Months Ended June 30,
	2016		2015
	U.S. $ in	% of	U.S. $ in	% of
	thousands	Net sales	thousands	Net sales
Net sales	$172,073	100.0%	$182,322	100.0%
Cost of sales	92,541	53.8%	99,414	54.5%
Gross profit	79,532	46.2%	82,908	45.5%
Research and development, net	24,366	14.2%	25,506	14.0%
Selling, general and administrative	72,884	42.4%	97,581	53.5%
Change in fair value of obligations
in connection with acquisitions	(587)	-0.3%	(6,680)	-3.7%
Operating loss	(17,131)	-10.0%	(33,499)	-18.4%
Financial income (expense), net	932	0.5%	(711)	-0.4%
Loss before income taxes	(16,199)	-9.4%	(34,210)	-18.8%
Income taxes	2,454	1.4%	(11,066)	-6.1%
Net loss attributable to Stratasys Ltd.	(18,490)	-10.7%	(22,931)	-12.6%

Discussion of Results of Operations

Net Sales

Net sales of our products and services, as well as the percentage change, were as follows:

	Three Months Ended June 30,
	2016	2015	% Change
	U.S. $ in thousands
Products	$123,758	$134,490	-8.0%
Services	48,315	47,832	1.0%
	$172,073	$182,322	-5.6%

Products Revenues

Revenues derived from products (including AM systems, consumable materials and other products) decreased by $10.7 million, or 8.0% for the three months ended June 30, 2016, as compared to the three months ended June 30, 2015. The decrease in products net sales was driven by a decrease in our systems revenues and was partially offset by an increase in our sales of consumables.

The decrease in systems and other products revenue was driven primarily by the overall market weakness and reflects lower sales across all product lines, primarily our entry-level Design series and our Production series systems.

The number of systems shipped in the three months ended June 30, 2016 decreased to 5,394 units as compared to 6,731 units shipped in the three months ended June 30, 2015. The decrease in the number of systems shipped was primarily due to a decrease in MakerBot unit sales.

Consumables net sales for the three months ended June 30, 2016 increased by 10.8% as compared to the three months ended June 30, 2015. The increase was driven by the addition of advanced material offerings and our growing installed base of systems.

Services Revenues

Services revenues (including SDM, maintenance and other services) increased by $0.5 million for the three months ended June 30, 2016, or 1.0%, as compared to the three months ended June 30, 2015. The increase in services revenues was primarily attributable to maintenance contracts and service parts, reflecting our growing installed base of systems, offset by decrease in SDM revenues.

Revenues by Region

Net sales and the percentage of net sales by region, as well as the percentage change, were as follows:

	Three Months Ended June 30,
	2016		2015		% Change
	U.S.$ in	% of	U.S.$ in	% of
	thousands	Net sales	thousands	Net sales
North America	$101,925	59.3%	$111,027	60.9%	-8.2%
EMEA	36,211	21.0%	36,589	20.1%	-1.0%
Asia Pacific	30,784	17.9%	31,590	17.3%	-2.6%
Other	3,153	1.8%	3,116	1.7%	1.2%
	$172,073	100.0%	$182,322	100.0%	-5.6%

Net sales for the three months ended June 30, 2016 in the North America region decreased by $9.1 million, or 8.2% as compared to the three months ended June 30, 2015, and net sales for the three months ended June 30, 2016 in the EMEA and Asia Pacific regions decreased by $0.4 million and $0.8 million, respectively, as compared to the three months ended June 30, 2015, due to lower sales of our systems, partially offset by higher consumables net sales.

Gross Profit

Gross profit for our products and services, as well as the percentage change, were as follows:

	Three Months Ended June 30,
	2016	2015	% Change
	U.S. $ in thousands
Gross profit attributable to:
Products	$62,345	$66,824	-6.7%
Services	17,187	16,084	6.9%
	$79,532	$82,908	-4.1%

Gross profit as a percentage of net sales for our products and services, as well as the percentage change, were as follows:

	Three Months Ended June 30,
	2016	2015	% Change
Gross profit as a percentage of revenues from:
Products	50.4%	49.7%	1.4%
Services	35.6%	33.6%	5.8%
Total gross profit	46.2%	45.5%	1.6%

Gross profit attributable to products revenues decreased by $4.5 million, or 6.7%, to $62.3 million for the three months ended June 30, 2016 as compared to $66.8 million for the three months ended June 30, 2015. Gross profit attributable to products revenues as a percentage of products revenues increased to 50.4% for the three months ended June 30, 2016 as compared to 49.7% for the three months ended June 30, 2015.

The decrease in gross profit attributable to products sales was primarily due to decrease in systems revenues, as well as impairment charges related to certain developed technology intangible asset and higher reorganization related costs. The increase in products gross profit as percentage of revenues was mainly due to sales that favored our higher-margin systems, including strong sales of our new J750 full-color, multi-material 3D printer, as well as an increase in our sales of consumables and cost reduction initiatives within manufacturing operations.

Gross profit attributable to services revenues increased by $1.1 million, or 6.9%, to $17.2 million for the three months ended June 30, 2016 as compared to $16.1 million for the three months ended June 30, 2015. Gross profit attributable to services revenues as a percentage of services revenues in the three months ended June 30, 2016 increased to 35.6%, as compared to 33.6% for the three months ended June 30, 2015. The increase in gross profit from services primarily reflects change in the mix of service offerings as well as the favorable impact of our cost reduction initiatives.

Operating Expenses

The amount of each type of operating expense, as well as the percentage change and total operating expenses as a percentage of our total net sales, were as follows:

	Three Months Ended June 30,
	2016	2015	% Change
	U.S. $ in thousands
Research and development, net	$24,366	$25,506	-4.5%
Selling, general & administrative	72,884	97,581	-25.3%
Change in fair value of obligations in
connection with acquisitions	(587)	(6,680)	-91.2%
	$96,663	$116,407	-17.0%

Percentage of net sales	56.2%	63.8%

Research and development expenses, net for the three months ended June 30, 2016 decreased by $1.1 million, or 4.5%, as compared to the three months ended June 30, 2015. The decrease was primarily due to our costs-savings initiatives.

Research and development expense, net as a percentage of sales increased to 14.2% in the three months ended June 30, 2016 as compared to 14.0% in the three months ended June 30, 2015. Our research and development projects reflects our intention to continue focusing on enhancing our AM technologies and developing consumables that offer an even broader array of physical, mechanical and aesthetic properties, aimed at broadening user applications, as well as software solutions to create a leading 3D printing ecosystem.

Selling, general and administrative expenses for the three months ended June 30, 2016 decreased by $24.7 million, or 25.3%, to $72.9 million, as compared to $97.6 million for the three months ended June 30, 2015. Selling, general and administrative expenses for the three months ended June 30, 2016 as percentage of net sales were 42.4% as compared to 53.5% for the three months ended June 30, 2015.

The decrease in our selling, general and administrative expenses was driven by the favorable impact of our costs reduction initiatives and was primarily attributable to a $5.2 million decrease in reorganization and other related charges, a $2.1 million decrease in intangible asset amortization expenses, a $2.9 million decrease in stock based compensation expenses, as well as lower reseller commissions.

During the three months ended June 30, 2016, and 2015, the changes in fair value of obligations in connection with acquisitions resulted in gains of $0.6 million and $6.7 million, respectively. The changes in fair value of obligations in connection with acquisitions were due to revaluation of the deferred consideration as part of the Solid Concepts transaction. For further information, see note 7 to our unaudited condensed consolidated financial statements attached as Exhibit 99.1 to the Form 6-K.

Operating Loss

Operating loss and operating loss as a percentage of our total net sales, were as follows:

	Three Months Ended June 30,
	2016	2015
	U.S. $ in thousands
Operating loss	$(17,131)	$(33,499)

Percentage of net sales	-10.0%	-18.4%

Operating loss for the three months ended June 30, 2016 amounted to $17.1 million compared to operating loss of $33.5 million for the three months ended June 30, 2015. The decrease in operating loss was primarily attributable to lower selling, general and administrative expenses resulted from the factors mentioned above.

Financial income (expense), net

Financial income, net amounted to $0.9 million for the three months ended June 30, 2016, was primarily comprised of foreign currencies effects and interest income. Financial expense, net amounted to $0.7 million for the three months ended June 30, 2015, was primarily comprised of foreign currencies effects and interest expenses related to our credit facility, which was terminated during September 2015.

Income Taxes

Income taxes and income taxes as a percentage of net loss before taxes, as well as the percentage change, were as follows:

	Three Months Ended June 30,
	2016	2015
	U.S. $ in thousands		% Change
Income taxes	$2,454	$(11,066)	-122.2%

As a percent of loss before
income taxes	-15.1%	32.3%

Income taxes amounted to $2.5 million, which reflected a negative effective tax rate of 15.1% for the three months ended June 30, 2016, as compared to an effective tax rate of 32.3% for the three months ended June 30, 2015.

Our effective tax rate has varied significantly due to changes in the mix of taxable income and loss between Israel and the U.S., driven by no tax benefit being recorded for its U.S. subsidiaries tax losses for the three-month period ended June 30, 2016.

We will continue to monitor whether the realization of our deferred tax assets is more likely than not.

Net Loss and Net Loss Per Share Attributable to Stratasys Ltd.

Net loss and net loss per diluted share attributable to Stratasys Ltd., were as follows:

	Three Months Ended June 30,
	2016	2015
	U.S. $ in thousands
Net loss attributable to Stratasys Ltd.	$(18,490)	$(22,931)

Percentage of net sales	-10.7%	-12.6%

Diluted net loss per share	$(0.36)	$(0.55)

Net loss attributable to Stratasys Ltd. for the three months ended June 30, 2016 was $18.5 million as compared to net loss of $22.9 million for the three months ended June 30, 2015. This decrease of the net loss attributable to Stratasys Ltd. was due to the factors that were previously discussed, primarily the decrease of operating loss which was partially offset by higher income taxes.

Diluted loss per share was $0.36 for the three months ended June 30, 2016, compared to net loss per diluted share of $0.55 for the three months ended June 30, 2015. In computing our diluted loss per diluted share for the three months ended June 30, 2016, we adjusted the net loss attributable to Stratasys Ltd. by $0.6 million due to our deferred payments liability revaluation. In computing our diluted loss per diluted share for the three months ended June 30, 2015, we adjusted the net loss attributable to Stratasys Ltd. by $5.8 million due to excess redemption amount of redeemable non-controlling interest and our deferred payments liability revaluation. The weighted average fully diluted share count for the three months ended June 30, 2016 was 52.5 million, compared to 51.9 million for the three months ended June 30, 2015.

Interim Goodwill Assessment for the Second Quarter of 2016

During the second quarter of 2016, we determined that certain indicators of potential impairment that required an interim goodwill impairment analysis for our Stratasys-Objet reporting unit existed as of June 30, 2016. Accordingly, we performed a quantitative assessment for goodwill impairment for our Stratasys-Objet reporting unit.

When evaluating the fair value of Stratasys-Objet reporting unit we used a discounted cash flow model which utilized Level 3 measures that represent unobservable inputs into our valuation method.

Key assumptions used to determine the estimated fair value include: (a) expected cash flow for 4.5 years following the testing date (including market share, sales volumes and prices, costs to produce and estimated capital needs); (b) an estimated terminal value using a terminal year growth rate of 3.3% determined based on the growth prospects of the reporting unit; and (c) a discount rate of 13.0% based on management’s best estimate of the after-tax weighted average cost of capital.

A decrease in the growth rate of 1% or an increase of 1% to the discount rate would reduce the fair value of Stratasys-Objet reporting unit by approximately $69 million and $105 million, respectively.

Based on our assessment as of June 30, 2016, no goodwill was determined to be impaired.

Determining the fair value of our Stratasys-Objet reporting unit and intangible assets requires significant judgment, including judgments about the appropriate discount rates, terminal growth rates, weighted average costs of capital and the amount and timing of projected future cash flows. We will continue to monitor the fair value of Stratasys-Objet reporting unit and intangible assets to determine whether events and changes in circumstances such as further deterioration in the business climate or operating results, further significant decline in our share price, changes in management’s business strategy or downward changes of the our cash flows projections, warrant further interim impairment testing. For further information, see note 4 to our unaudited condensed consolidated financial statements attached as Exhibit 99.1 to the Form 6-K.

Comparison of Six Months Ended June 30, 2016 to Six Months Ended June 30, 2015

In general, the factors mentioned above that explain quarterly changes on a year-over-year basis are also relevant to a comparison of the results for the six months ended June 30, 2016 and 2015. Additional factors affecting the six months comparison are described below.

The following table presents certain financial data as a percentage of net sales for the periods indicated:

	Six Months Ended June 30,
	2016		2015
	U.S. $ in	% of	U.S. $ in	% of
	thousands	Net sales	thousands	Net sales
Net sales	$339,979	100.0%	$355,053	100.0%
Cost of sales	179,278	52.7%	226,057	63.7%
Gross profit	160,701	47.3%	128,996	36.3%
Research and development, net	49,481	14.6%	52,744	14.9%
Selling, general and administrative	149,271	43.9%	200,189	56.4%
Goodwill impairment	-	0.0%	150,400	42.4%
Change in fair value of obligations
in connection with acquisitions	140	0.0%	(19,936)	-5.6%
Operating loss	(38,191)	-11.2%	(254,401)	-71.7%
Financial income (expense), net	1,112	0.3%	(5,835)	-1.6%
Loss before income taxes	(37,079)	-10.9%	(260,236)	-73.3%
Income taxes	4,745	1.4%	(20,688)	-5.8%
Net loss attributable to Stratasys Ltd.	(41,631)	-12.2%	(239,219)	-67.4%

Discussion of Results of Operations

Net Sales

Net sales of our products and services, as well as the percentage change, were as follows:

	Six Months Ended June 30,
	2016	2015	% Change
	U.S. $ in thousands
Products	$242,392	$261,157	-7.2%
Services	97,587	93,896	3.9%
	$339,979	$355,053	-4.2%

Products Revenues

Revenues derived from products (including AM systems, consumable materials and other products) decreased by $18.8 million for the six months ended June 30, 2016, or 7.2%, as compared to the six months ended June 30, 2015.

The number of systems shipped in the six months ended June 30, 2016 decreased to 10,519 units as compared to 14,267 units shipped in the six months ended June 30, 2015. The decrease in the number of systems shipped was primarily due to a decrease in MakerBot unit sales.

Consumables revenues for the six months ended June 30, 2016 increased by 8.4% as compared the six months ended June 30, 2015. The increase was driven by addition of advanced material offerings and our growing installed base of systems.

Services Revenues

Services revenues (including SDM, maintenance and other services) increased by $3.7 million for the six months ended June 30, 2016, or 3.9%, as compared to the six months ended June 30, 2015. The increase in services revenues was primarily attributable to maintenance contracts and service parts, reflecting our growing installed base of systems.

Revenues by Region

Net sales and the percentage of net sales by region, as well as the percentage change, were as follows:

	Six Months Ended June 30,
	2016		2015		% Change
	U.S.$ in	% of	U.S.$ in	% of
	thousands	Net sales	thousands	Net sales
North America	$199,963	58.8%	$208,577	58.7%	-4.1%
EMEA	70,852	20.8%	74,216	20.9%	-4.5%
Asia Pacific	63,683	18.7%	66,894	18.8%	-4.8%
Other	5,481	1.7%	5,366	1.6%	2.1%
	$339,979	100.0%	$355,053	100.0%	-4.2%

Net sales for the six months ended June 30, 2016 in the North America region decreased as compared to the six months ended June 30, 2015, due to lower net sales of our systems, partially offset by higher consumables net sales and services revenues.

Net sales for the six months ended June 30, 2016 in the EMEA and Asia Pacific regions decreased by $3.4 million and $3.2 million, respectively, as compared to the six months ended June 30, 2015, due to lower sales of our systems, partially offset by higher consumables net sales.

Gross Profit

Gross profit for our products and services, as well as the percentage change, were as follows:

	Six Months Ended June 30,
	2016	2015	% Change
	U.S. $ in thousands
Gross profit attributable to:
Products	$124,041	$95,120	30.4%
Services	36,660	33,876	8.2%
	$160,701	$128,996	24.6%

Gross profit as a percentage of net sales for our products and services, as well as the percentage change, were as follows:

	Six Months Ended June 30,
	2016	2015	% Change
Gross profit as a percentage of revenues from:
Products	51.2%	36.4%	40.5%
Services	37.6%	36.1%	4.1%
Total gross profit	47.3%	36.3%	30.1%

Gross profit attributable to products revenues increased by $28.9 million, or 30.4%, to $124.0 million for the six months ended June 30, 2016 as compared to $95.1 million for the six months ended June 30, 2015. Gross profit attributable to products revenues as a percentage of products revenues increased to 51.2% for the six months ended June 30, 2016 as compared to 36.4% for the six months ended June 30, 2015.

The increase in gross profit attributable to products sales was primarily due to impairment charges of $29.8 million, related to certain developed technology intangible assets that were recorded during the first quarter of 2015, a decrease in intangible asset amortization expenses as well as changes in products mix that favored relatively higher-margin systems.

Gross profit attributable to services revenues increased by $2.8 million, or 8.2%, to $36.7 million for the six months ended June 30, 2016 as compared to $33.9 million for the six months ended June 30, 2015. Gross profit attributable to services revenues as a percentage of services revenues in the six months ended June 30, 2016 increased to 37.6%, as compared to 36.1% for the six months ended June 30, 2015. The increase in gross profit from services primarily reflects change in the mix of service offerings as well as the favorable impact of our cost-savings initiatives.

Operating Expenses

The amount of each type of operating expense, as well as the percentage change and total operating expenses as a percentage of our total net sales, were as follows:

	Six Months Ended June 30,
	2016	2015	% Change
	U.S. $ in thousands
Research and development, net	$49,481	$52,744	-6.2%
Selling, general & administrative	149,271	200,189	-25.4%
Goodwill impairment	-	150,400	N/A
Change in fair value of obligations in
connection with acquisitions	140	(19,936)	-100.7%
	$198,892	$383,397	-48.1%

Percentage of net sales	58.5%	108.0%

Research and development expenses, net for the six months ended June 30, 2016 decreased by $3.3 million, or 6.2%, as compared to the six months ended June 30, 2015. The decrease was primarily due to our costs-savings initiatives. Research and development expense, net as a percentage of sales decreased to 14.6% in the six months ended June 30, 2016 as compared to 14.9% in the six months ended June 30, 2015.

Selling, general and administrative expenses for the six months ended June 30, 2016 decreased by $50.9 million, or 25.4%, to $149.3 million, as compared to $200.2 million for the six months ended June 30, 2015. Selling, general and administrative expenses were 43.9% as percentage of net sales for the six months ended June 30, 2016, as compared to 56.4% for the six months ended June 30, 2015.

The decrease of our selling, general and administrative expenses was primarily attributed to non-recurring impairment charges of $13.4 million, related to MakerBot’s customer relationships intangible assets that were recorded during the first quarter of 2015, non-recurring post-merger integration expenses related to SDM formation and certain reorganization related charges that were recorded during 2015 as well as lower amortization expenses and lower stock based compensation.

During the first quarter of 2015, we recorded a non-cash and non-tax-deductible goodwill impairment charge of $150.4 million related to our MakerBot reporting unit. As previously discussed under “Interim Goodwill Assessment for the Second Quarter of 2016”, we performed a quantitative assessment for goodwill impairment for our Stratasys-Objet reporting unit as of June 30, 2016. Based on our assessment as of June 30, 2016, no goodwill was determined to be impaired. For further information, see note 4 to our unaudited condensed consolidated financial statements attached as Exhibit 99.1 to the Form 6-K.

During the six months ended June 30, 2016, and 2015, the changes in fair value of obligations in connection with acquisitions resulted in a loss of $0.1 million and a gain of $19.9 million, respectively. The changes in fair value of obligations in connection with acquisitions were due to revaluation of the deferred consideration as part of the Solid Concepts transaction. For further information, see note 7 to our unaudited condensed consolidated financial statements attached as Exhibit 99.1 to the Form 6-K.

Operating Loss

Operating loss and operating loss as a percentage of our total net sales, were as follows:

	Six Months Ended June 30,
	2016	2015
	U.S. $ in thousands
Operating loss	$(38,191)	$(254,401)

Percentage of net sales	-11.2%	-71.7%

Operating loss for the six months ended June 30, 2016 amounted to $38.2 million compared to operating loss of $254.4 million for the six months ended June 30, 2015. The decrease in operating loss was primarily attributable to the non-recurring, non-cash impairment charges of $193.6 million related to MakerBot reporting unit, recorded during the first quarter of 2015 and the favorable impact of our costs-savings initiatives, as well as additional factors as described above.

Financial income (expense), net

Financial income, net amounted to $1.1 million for the six months ended June 30, 2016, was primarily comprised of foreign currencies effects and interest income. Financial expense, net amounted to $5.8 million for the six months ended June 30, 2015, was primarily comprised of unfavorable impact of foreign currency transactions resulted from changes in the rate of exchange between the U.S. dollar and the local currencies in the markets in which we operate (primarily the Euro) and interest expenses related to our credit facility, which was terminated during September 2015.

Income Taxes

Income taxes and income taxes as a percentage of net loss before taxes, as well as the percentage change, were as follows:

	Six Months Ended June 30,
	2016	2015
	U.S. $ in thousands		% Change
Income taxes	$4,745	$(20,688)	-122.9%

As a percent of loss before
income taxes	-12.8%	7.9%

Income taxes amounted to $4.7 million, which reflected a negative effective tax rate of 12.8% for the six months ended June 30, 2016, as compared to an effective tax rate of 7.9% for the six months ended June 30, 2015. Our effective tax rate has varied significantly due to changes in the mix of taxable income and loss between Israel and the U.S., driven by no tax benefit being recorded for our U.S. subsidiaries tax losses.

Our effective tax rate for the six months ended June 30, 2015 was mainly impacted by impairment of goodwill associated with the Makerbot acquisition, which is non-tax deductible, and therefore had a significant impact on the effective tax rate for the six months ended June 30, 2015.

We will continue to monitor whether the realization of our deferred tax assets is more likely than not.

Net Loss and Net Loss Per Share Attributable to Stratasys Ltd.

Net loss and net loss per diluted share attributable to Stratasys Ltd., were as follows:

	Six Months Ended June 30,
	2016	2015
	U.S. $ in thousands
Net loss attributable to Stratasys Ltd.	$(41,631)	$(239,219)

Percentage of net sales	-12.2%	-67.4%

Net loss per diluted share	$(0.80)	$(4.77)

Net loss attributable to Stratasys Ltd. for the six months ended June 30, 2016 was $41.6 million as compared to net loss of $239.2 million for the six months ended June 30, 2015. The decrease of the net loss attributable to Stratasys Ltd. for the six months ended June 30, 2016, was due to the factors that were previously discussed, primarily the impairment charges related to the non-recurring, non-cash impairment charges of $193.6 million related to MakerBot reporting unit, recorded during the first quarter of 2015, which were partially offset by the changes in revaluation of obligations in connection with acquisitions and higher income taxes.

Diluted net loss per share was $0.80 for the six months ended June 30, 2016, compared to diluted net loss per share of $4.77 for the six months ended June 30, 2015. In computing our loss per diluted share for the six months ended June 30, 2015, we adjusted the net loss attributable to Stratasys Ltd. by $5.8 million due to excess redemption amount of redeemable non-controlling interest and our deferred payments liability revaluation. The weighted average fully diluted share count for the six months ended June 30, 2016 was 52.1 million, compared to 51.4 million for the six months ended June 30, 2015.

Supplemental Operating Results on a Non-GAAP Basis

The following non-GAAP data, which excludes certain items as described below, are non-GAAP financial measures. Our management believes that these non-GAAP financial measures are useful information for investors and shareholders of our company in gauging our results of operations (x) on an ongoing basis after excluding merger and acquisition related expense and reorganization-related charges, and (y) excluding non-cash items such as stock-based compensation expenses, acquired intangible assets amortization, impairment of goodwill and other long-lived assets, changes in fair value of obligations in connection with acquisitions and the corresponding tax effect of those items, as well as, non-recurring changes of non-cash valuation allowance on deferred tax assets. These non-GAAP adjustments either do not reflect actual cash outlays that impact our liquidity and our financial condition or have a non-recurring impact on the income statement, as assessed by management. These non-GAAP financial measures are presented to permit investors to more fully understand how management assesses our performance for internal planning and forecasting purposes. The limitations of using these non-GAAP financial measures as performance measures are that they provide a view of our results of operations without including all items indicated above during a period, which may not provide a comparable view of our performance to other companies in our industry. Investors and other readers should consider non-GAAP measures only as supplements to, not as substitutes for or as superior measures to, the measures of financial performance prepared in accordance with U.S. GAAP. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table below.

Reconciliation of GAAP to Non-GAAP Results of Operations

The following tables present the GAAP measures, the corresponding non-GAAP amounts and related non-GAAP adjustments for the applicable periods:

		Three Months Ended June 30,
		2016	Non-GAAP	2016	2015	Non-GAAP	2015
		GAAP	Adjustments	Non-GAAP	GAAP	Adjustments	Non-GAAP
		U.S. dollars and shares in thousands (except per share amounts)
	Gross profit (1)	$79,532	$16,715	$96,247	$82,908	$16,816	$99,724
	Operating income (loss) (1,2)	(17,131)	27,332	10,201	(33,499)	37,172	3,673
	Net income (loss) attributable to
	Stratasys Ltd. (1,2,3)	(18,490)	24,728	6,238	(22,931)	30,893	7,962
	Net income (loss) per diluted share attributable
	to Stratasys Ltd. (4)	$(0.36)	$0.48	$0.12	$(0.55)	$0.70	$0.15

(1)	Acquired intangible assets amortization expense		10,510			12,301
	Impairment charges of other intangible assets		1,779			-
	Non-cash stock-based compensation expense		729			1,797
	Reorganization and other related costs		3,543			2,512
	Merger and acquisition and other expense		154			206
			16,715			16,816

(2)	Acquired intangible assets amortization expense		3,621			5,684
	Non-cash stock-based compensation expense		4,750			7,767
	Change in fair value of obligations in connection with acquisitions		(587)			(6,680)
	Reorganization and other related costs		956			6,755
	Merger and acquisition and other expense		1,877			6,830
			10,617			20,356
			27,332			37,172

(3)	Corresponding tax effect and other tax adjustments		(2,604)			(6,279)
			$24,728			$30,893

(4)	Weighted average number of ordinary
	shares outstanding- Diluted	52,496		53,238	51,870		52,705

		Six Months Ended June 30,
		2016	Non-GAAP	2016	2015	Non-GAAP	2015
		GAAP	Adjustments	Non-GAAP	GAAP	Adjustments	Non-GAAP
		U.S. dollars and shares in thousands (except per share amounts)
	Gross profit (1)	$160,701	$27,993	188,694	$128,996	$64,137	$193,133
	Operating income (loss) (1,2)	(38,191)	52,345	14,154	(254,401)	257,298	2,897
	Net income (loss) attributable to
	Stratasys Ltd. (1,2,3)	(41,631)	48,465	6,834	(239,219)	249,205	9,986
	Net income (loss) per diluted share attributable
	to Stratasys Ltd. (4)	$(0.80)	$0.93	$0.13	(4.77)	4.96	0.19

(1)	Acquired intangible assets amortization expense		20,924			27,206
	Impairment of other intangible assets		1,779			29,782
	Non-cash stock-based compensation expense		1,452			3,630
	Reorganization and other related costs		3,321			2,512
	Merger and acquisition and other expense		517			1,007
			27,993			64,137

(2)	Goodwill impairment		-			150,400
	Impairment of other intangible assets		-			13,423
	Acquired intangible assets amortization expense		7,382			12,140
	Non-cash stock-based compensation expense		9,650			15,694
	Change in fair value of obligations in connection with acquisitions		140			(19,936)
	Reorganization and other related costs		1,461			6,756
	Merger and acquisition and other expense		5,719			14,684
			24,352			193,161
			52,345			257,298

(3)	Corresponding tax effect and other tax adjustments		(3,880)			(8,093)
			$48,465			$249,205

(4)	Weighted average number of ordinary
	shares outstanding- Diluted	52,133		53,201	51,413		52,524

Liquidity and Capital Resources

A summary of our statement of cash flows is as follows:

	Six Months Ended June 30,
	2016	2015
	U.S $ in thousands
Net loss	$(41,824)	$(239,548)
Goodwill impairment	-	150,400
Impairment of other intangible assets	1,779	43,205
Depreciation and amortization	46,792	55,780
Deferred income taxes	(3,327)	(25,196)
Stock-based compensation	11,102	19,324
Change in fair value of obligations in connection with acquisitions	140	(19,936)
Foreign currency transactions loss and other non-cash items	(2,791)	6,056
Change in working capital and other items	26,605	(1,829)
Net cash provided by (used in) operating activities	38,476	(11,744)
Net cash used in investing activities	(43,772)	(191,386)
Net cash provided by financing activities	711	115,172
Effect of exchange rate changes on cash	875	(1,915)
Net change in cash and cash equivalents	(3,710)	(89,873)
Cash and cash equivalents, beginning of period	257,592	442,141
Cash and cash equivalents, end of period	$253,882	$352,268

Our cash and cash equivalents balance decreased to $253.9 million at June 30, 2016 from $257.6 million at December 31, 2015. The decrease in cash and cash equivalents in the six months ended June 30, 2016 was primarily due to net cash used in investing activities in an amount of $43.8 million, partially offset by net cash provided by operating activities of $38.5 million.

Our cash and cash equivalents balance decreased to $352.3 million at June 30, 2015 from $442.1 million at December 31, 2014. The decrease was primarily due to net cash used in investing activities of $191.4 million partially offset by net cash provided by financing activities of $115.2 million.

Cash flows from operating activities

We generated $38.5 million of cash from operating activities during the six months ended June 30, 2016. The net loss of $41.8 million was adjusted primarily due to depreciation and amortization of $46.8 million and non-cash stock-based compensation expense of $11.1 million and favorably affected by changes in working capital items of $26.6 million. Changes in working capital items that favorably affected our cash flow provided by operating activities were primarily attributable to decrease in accounts receivable of $11.3 million and an increase of $14.6 million of our other non-current liabilities. The changes in working capital reflect the improvement in our proactive procedures of working capital management.

During the six months ended June 30, 2015, we used cash from operating activities of $11.7 million. The net loss of $239.5 million was adjusted due to non-cash charges for impairment of goodwill and other intangible assets of $193.6 million, depreciation and amortization of $55.8 million, stock-based compensation expense of $19.3 million and foreign currency transactions loss of $6.0 million. Changes in deferred income taxes of $25.2 million and non-cash changes in the fair value of obligations in connections with acquisitions of $19.9 million unfavorably affected cash from operating activities.

Cash flows from investing activities

We used cash of $43.8 million in our investing activities during the six months ended June 30, 2016. Cash was primarily used to invest $21.1 million to purchase property and equipment and for certain strategic investments in unconsolidated entities.

Our principal property and equipment purchases were for our new facility in Rehovot, Israel which is currently under construction and other equipment purchases primarily for the enhancement of our manufacturing capabilities of our facilities in the United States and Israel, as well as certain IT investments which we conduct globally.

During the six months ended June 30, 2015, we used cash of $191.4 million. Cash was primarily used to invest $152.1 million of our cash and cash equivalents in short-term bank deposits as well as to purchase property and equipment of $44.8 million.

Cash flows from financing activities

Cash flows from financing activities for the six months ended June 30, 2016 included $0.7 million of cash from the exercise of stock options.

During the six months ended June 30, 2015, our financing activities generated cash of $115.2 million. Cash provided by financing activities was mainly attributed to our additional borrowing of $125.0 million under our credit facility during the second quarter of 2015, partially offset by cash of $11.9 million used to finance our payments for obligations in connection with acquisitions.

Capital resources and capital expenditures

Our total current assets amounted to $533.8 million as of June 30, 2016, of which $253.9 million consisted of cash and cash equivalents. Total current liabilities amounted to $174.5 million. Most of our cash and cash equivalents and short-term bank deposits are held in banks in Israel, Switzerland and the U.S., with only minor amounts subject to any restrictions on movement of balances within our company and our subsidiaries.

Our credit risk of our accounts receivable is limited due to the relatively large number of customers and their wide geographic distribution. In addition, we try to reduce the credit exposures of our accounts receivable by credit limits, credit insurance for many of our customers, ongoing credit evaluation and account monitoring procedures.

We believe that we will have adequate cash and cash equivalents to fund our ongoing operations and that these sources of liquidity will be sufficient to satisfy our capital expenditure requirements for at least the next twelve months.

Critical Accounting Policies

We have prepared our consolidated financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America. This has required us to make estimates, judgments, and assumptions that affected the amounts we reported. Actual results may differ from those estimates. To facilitate the understanding of our business activities, certain accounting policies that are important to the presentation of our financial condition and results of operations and that require management’s subjective judgments are described in our 2015 Annual Report. We base our judgments on our experience and various assumptions that we believe to be reasonable under the circumstances.

Forward-Looking Statements and Factors That May Affect Future Results of Operations

Certain information included in or incorporated by reference into the Report of Foreign Private Issuer on Form 6-K of which this Operating and Financial Review is a part, or the Form 6-K, may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are those that predict or describe future events or trends and that do not relate solely to historical matters. You can generally identify forward-looking statements as statements containing the words “may,” “will,” “could,” “should,” “expect,” “anticipate,” “intend,” “estimate,” “believe,” “project,” “plan,” “assume” or other similar expressions, or negatives of those expressions, although not all forward-looking statements contain these identifying words.

These forward-looking statements may include, but are not limited to, statements regarding our future strategy, future operations, projected financial position, proposed products, estimated future revenues, projected costs, future prospects, the future of our industry and results that might be obtained by pursuing management’s current plans and objectives.

You should not place undue reliance on our forward-looking statements because the matters they describe are subject to certain risks, uncertainties and assumptions that are difficult to predict. Our forward-looking statements are based on the information currently available to us and speak only as of the date of this Form 6-K. Over time, our actual results, performance or achievements may differ from those expressed or implied by our forward-looking statements, and such difference might be significant and materially adverse to our shareholders. We undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	the extent of our success at introducing new or improved products and solutions that gain market share;

●	the extent of growth of the 3D printing market generally;

●	impairments of goodwill or other intangible assets in respect of companies that we acquire;

●	changes in our overall strategy, such as related to our cost reduction/ reorganization activities and our capital expenditures;

●	the extent of our success at efficiently and successfully integrating the operations of various companies that we have acquired or may acquire;

●	the impact of shifts in prices or margins of the products that we sell or services we provide;

●	the impact of competition and new technologies;

●	global market, political and economic conditions, and in the countries in which we operate in particular;

●	government regulations and approvals;

●	litigation and regulatory proceedings;

●	infringement of our intellectual property rights by others (including for replication and sale of consumables for use in our systems), or infringement of others’ intellectual property rights by us;

●	the extent of our success at maintaining our liquidity and financing our operations and capital needs;

●	impact of tax regulations on our results of operations and financial condition;

●	valuation allowances that we are required to record against our deferred tax assets; and

●

those factors referred to in Item 3.D “Key Information - Risk Factors”, Item 4, “Information on the Company”, and Item 5, “Operating and Financial Review and Prospects” in our 2015 Annual Report, as well as in the 2015 Annual Report generally.

Readers are urged to carefully review and consider the various disclosures made throughout the Form 6-K, our 2015 Annual Report, and in our other reports filed with or furnished to the SEC, which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT RISK

Reference is made to Item 11 “Quantitative and Qualitative Disclosures about Market Risk” in our 2015 Annual Report.

LEGAL PROCEEDINGS

We are subject to various litigation and other legal proceedings. For a discussion of certain of these matters that we deem to be material to our company, see Note 10-“Contingencies” in the notes to our unaudited condensed consolidated financial statements attached as Exhibit 99.1 to the Form 6-K.